FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 14, 2020

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets Plc 14 February 2020
Annual Report and Accounts 2019

A copy of the Annual Report and Accounts 2019 for NatWest Markets Plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM. The document will be available on The Royal Bank of Scotland Group plc's website at www.investors.rbs.com/reports-archive

For further information, please contact:- RBS Media Relations
+44 (0) 131 523 4205

Investor relations Amanda Hausler NatWest Markets Plc Investor Relations
+44 (0) 207 085 6448

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors extracted from the Annual Report and Accounts 2019 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2019.

Risk Factors

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect the NWM Group's future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward looking statements section, the strategic report and the capital and risk management section, and should not be regarded as a complete and comprehensive statement on its own of all potential risks and uncertainties facing the NWM Group.

Strategic risk
The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity.  This entails material execution, commercial and operational risks for the NWM Group.
On 14 February 2020, the RBS Group announced a new strategy, focused on becoming a Purpose-led business.  This new strategy will require changes in the NWM Group's business, including an increased focus on serving the RBS Group's corporate and institutional customer base. Over the medium term, NWM Group intends to simplify its operating model and technology platform, as well as reduce its cost base and capital requirements. Together, these initiatives are referred to as the 'NWM Refocusing'. The changes required are substantial, will be implemented over several years, and may not result in the expected outcome within the timeline and in the manner contemplated.

A part of the NWM Refocusing is the intended reduction in NWM Group's level of Risk weighted assets (RWAs). This includes an expected reduction in NWM Plc's RWAs by £14-18 billion in the medium term, through accelerating the exit of exposures and an optimisation of inefficient capital across the NWM Group, especially in relation to its Rates products. The NWM Refocusing entails significant commercial, operational and execution risks and is based on certain material assumptions that may prove to be incorrect should, for example, RWAs take longer to exit or are more costly to reduce than anticipated or not possible to exit at all. In addition, it is anticipated that the NWM Group will generate operating losses over the course of the transition plan period and therefore the NWM Group's capital levels will also decline.    Moreover, it is anticipated that NWM Plc's capital ratios will be maintained, as the level of RWAs is anticipated to fall more quickly than capital levels.  However, capital levels could decline at a faster pace than expected (with a corresponding effect on the capital ratios), should RWA exit costs or operating costs be higher than anticipated, revenues reduce relatively faster than costs as a result of execution issues or market conditions, or if NWM Plc and/or NWM N.V. have difficulties accessing the funding market on acceptable terms or at all (including if the legal entity credit ratings are negatively impacted).  Should any of the above arise, additional management actions by the NWM Group or the RBS Group may be triggered.  The implementation of the NWM Refocusing is also expected to result in material costs for the NWM Group and could be materially higher than anticipated, including due to material uncertainties and factors outside of the NWM Group's control, or phased in a manner other than currently expected.

The NWM Refocusing is highly complex and the NWM Group may not be able to successfully implement all aspects of it or reach any or all of the related targets or expectations within the timeframes contemplated, or at all. More generally, the targets and expectations that accompany the NWM Refocusing are based on management plans, projections and models, and are subject to a number of key assumptions and judgments, any of which may prove to be inaccurate.  The scale and scope of the intended changes present material and increased operational, IT system, culture, conduct, business and financial risks to the NWM Group, especially during the planning and implementation period. The NWM Refocusing is resource-intensive and disruptive, and will divert management resources, adding to the challenge for the new senior management team of the NWM Group. In addition, the scale of changes being concurrently implemented will require the implementation and application of robust governance and controls frameworks and further consolidation of IT systems and there is no guarantee that the NWM Group will be successful in doing so.

The focus on meeting cost reduction targets will require head-count reductions and may also result in limited investment in other areas which could affect the NWM Group's long-term prospects, product offering or competitive position and its ability to meet its other targets. A significant proportion of the cost savings are dependent on simplification of the IT systems and therefore may not be realised in full if IT capabilities are not delivered in line with assumptions. These risks will be present throughout the period of refocusing and alignment which is expected to last for the medium term.

Each of these risks could jeopardise the delivery and implementation of the NWM Refocusing, result in higher than expected costs, impact the NWM Group's products and services offering, reputation with customers or business model and adversely impact the NWM Group's ability to deliver its strategy and meet its targets and guidance, any of which could in turn have a material adverse impact on the NWM Group's results of operations, financial condition and prospects. The NWM Refocusing envisages a smaller scaled business and its successful implementation will result in substantially lower revenues.

As a result, there can be no certainty that the NWM Refocusing will be successfully executed, that the NWM Group will meet targets and expectations, or that the refocused NWM Group will be a viable, competitive business aligned to the RBS Group's corporate and institutional customer offering.

The NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and the NWM Group may not ultimately result in a viable, competitive business.
As part of the NWM Refocusing, the NWM Group has set a number of financial, capital and operational targets and expectations. These include (but are not limited to) expectations relating to reductions in RWAs and the timing thereof, and CET1 ratio.

The successful implementation of the NWM Refocusing is highly complex and the ability to meet associated targets and expectations is subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, economic and political uncertainties, operational risks, insufficient cost reduction plans, risks relating to the RBS Group's and NWM Group's business models and strategies and delays or difficulties in implementing the NWM Refocusing. The successful implementation of the NWM Refocusing will also depend on how the NWM Refocusing is perceived by its customers, regulators, rating agencies, stakeholders and the wider market, how that impacts its business, and the NWM Group's ability to retain employees required to deliver the transition and its go-forward strategic priorities.

Revenues will be negatively impacted, and the implementation may be more difficult or expensive than expected. Costs relating to the NWM Refocusing may also be higher than anticipated.  The orderly run-down of certain of its portfolios and the targeted reduction of its risk-weighted assets will be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to future stresses which may place NWM Plc's capital ratios under pressure.  Furthermore, regulatory pressures or changes in the economic and political and regulatory environment in which the NWM Group operates or regulatory uncertainty or economic volatility, including (but not limited to) as a result of the continued uncertainty surrounding the terms of the UK's exit from the EU, or changes in the scale and timing of policy responses on climate change, may require the NWM Group to adjust aspects of the NWM Refocusing or the timeframe for its implementation.

The NWM Group's ability to serve its customers may be diminished by the implementation of the NWM Refocusing.  In addition, customer reactions to the changed nature of the NWM Group's business model as a result may be more adverse than expected and previously anticipated revenue and profitability levels may not be achieved in the timescale envisaged or at all. An adverse macroeconomic environment, including sustained low interest rates, continued political and regulatory uncertainty and/or strong market competition may also pose significant challenges to the successful implementation of the NWM Refocusing and the achievement of its targets. The prolonged period of implementation and changed nature of the NWM Group's business may also adversely affect the credit rating assigned to NWM Plc and certain of its subsidiaries (including NWM N.V.) or any of their respective debt securities, which could adversely affect the availability and cost of funding for the NWM Group and negatively impact the NWM Group's liquidity position.

Should the NWM Group not be able to implement or execute the NWM Refocusing as contemplated, it may negatively impact revenues for the NWM Group, its ability to meet targets and expectations and could lead to revisions to the NWM Refocusing strategy, including management actions by the RBS Group.  Such changes and revisions could have an adverse effect on the NWM Group, and may affect its ability to be a viable and competitive business.

The RBS Group has announced a new Purpose-led Strategy which will further influence the NWM Refocusing and the go-forward strategy of the NWM Group.
On 14 February 2020 the RBS Group announced a new strategy, focused on becoming a more purpose-led business, designed to champion potential, and to help individuals, families and businesses to thrive. The strategy has three areas of focus - climate change, enterprise and learning - where the RBS Group believes it can have the greatest positive impact. Together, these strategic initiatives are referred to as the RBS Group's 'Purpose-led Strategy'. To deliver against this purpose and deliver sustainable returns, the RBS Group intends to: focus on the lifecycles of its customers using insights about customers to evolve product and service offerings; re-engineer and simplify the RBS Group by updating operational capability and technology and strengthening governance and control frameworks to reduce costs and improve customer journeys; focus on innovation and partnership to drive change and achieve growth in new product areas and customer segments; and have a sharper focus on capital allocation and deploy it more effectively for customers, in particular through the NWM Refocusing.

The implementation of the new Purpose-led Strategy is highly complex and will require the NWM Group to set supporting targets and implement a large number of concurrent and interdependent actions and initiatives, including the NWM Refocusing, any of which could fail to be implemented in the manner and to the extent contemplated, due to operational, legal, execution or other issues. The anticipated changes for NWM Group to support the RBS Group's successful implementation of the Purpose-led Strategy are expected to be substantial and some will take many years to fully embed and may not result in the expected outcome on the timeline and in the manner contemplated. See also 'The RBS Group's Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group (including the NWM Group) over the next ten years'.

As part of its new Purpose-led Strategy, the RBS Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period. In addition to the NWM Refocusing, the RBS Group will require significant reductions to its wider cost base. In addition to requiring additional cost reductions within the NWM Group, this could affect the cost and scope of the RBS Group's provision of services to the NWM Group, which individually and collectively may impact the NWM Group's competitive position and its ability to meet its other targets. The implementation and delivery of the Purpose-led Strategy by the RBS Group could have a material adverse impact on the NWM Group's results of operations, financial condition and prospects.

The RBS Group's Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group (including the NWM Group) over the next ten years.
The RBS Group's new strategy on climate change, together with its commitments under the UN Principles on Responsible Banking to align its strategy to the 2015 Paris Agreement will require the NWM Group to dedicate resource to the RBS Group's efforts to develop the capacity and methodology to understand, and measure the climate impact of the emissions from its financing activity. The RBS Group must identify its approach to this on a short time scale to meet its target of setting and publishing sector-specific targets by 2021 and its goal of setting comprehensive climate impact scenario-based reduction targets and plans for alignment to the 2015 Paris Agreement by 2022, and be able to adequately define and benchmark its current climate impact to demonstrate its progress against its ambition to reduce this by half over the next ten years.

The NWM Group therefore expects to set targets for reductions to the NWM Group's financed emissions which are currently unknown in scope and nature but are expected to be significant. These targets, together with the impact of embedding climate into its risk framework and other regulatory, policy and market changes, is likely to necessitate far reaching changes to the NWM Group's operating model and existing exposures, and potentially on timescales outside of risk appetite. Whilst the risks presented by climate change are unprecedented, how the NWM Group implements the RBS Group's strategy to respond to climate change may also have a material adverse effect on the NWM Group's business and funding, and its future profitability over the short, medium and long term. Once established, there is no certainty that the NWM Group will be able to meet its climate change targets and ambitions or that seeking to do so will not have an adverse impact on the NWM Group, including its competitive position. See also 'The NWM Group expects to face significant risks in connection with climate change and the transition to a low carbon economy'.

Financial resilience risk
The NWM Group may not meet the targets it communicates to the market, generate returns or implement its strategy effectively.
As part of the RBS Group's Purpose-led Strategy and the NWM Refocusing, the NWM Group has stated a number of internal and external financial, capital and operational targets including in respect of: balance sheet and cost reductions, CET1 ratio targets (for NWM Plc and NWM N.V.), leverage ratio targets (for NWM Plc and NWM N.V.), targets in relation to local regulation, funding plans and requirements, management of RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets.

The NWM Group's ability to meet its targets and to successfully implement its strategy is subject to various internal and external factors and risks. These include, but are not limited to, client and staff behaviour and actions, market, regulatory, economic and political factors, developments relating to litigation, governmental actions, investigations and regulatory matters, and operational risks and risks relating to the NWM Group's business model and strategy (including risks associated with environmental, social and governance issues) and the NWM Refocusing. See also 'The NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and the NWM Group may not ultimately result in a viable, competitive, CIB-customer focused banking business'.

A number of factors may impact NWM Plc and NWM N.V.'s ability to maintain their current CET1 ratio targets, including impairments, the extent of organic capital generation or the reduction of RWAs. In addition, the exit of capital optimisation positions in NWM Plc will give rise to disposal losses which may be partially recognised prior to the disposal, and which may be higher than anticipated.

The NWM Group's ability to meet its planned reductions in annual costs may vary considerably from year to year. Furthermore, the focus on meeting balance sheet and cost reduction targets may result in limited investment in other areas which could affect the NWM Group's long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

In addition, challenging trading conditions may have an adverse impact on the NWM Group's business (in particular, the income from its Rates business) and may adversely affect its ability to achieve its targets and execute its strategy. There is no certainty that the NWM Group's strategy will be successfully executed, that it will meet its targets and expectations, or that it will be a viable, competitive or profitable banking business.

The NWM Group has recently undergone significant structural change, as a result of the implementation of the UK ring-fencing regime, and the acquisition of NatWest Markets N.V.
Prior to the implementation of the UK ring-fencing regime, NWM Plc was the RBS Group's principal operating subsidiary. As a result of the implementation of the UK ring-fencing regime and the acquisition of NWM N.V., NWM Plc is now the principal operating company for most of the RBS Group's operations outside the ring-fence (excluding RBS International). As a result, the NWM Group can no longer accept deposits from certain retail and small business customers located in the EEA (and post-Brexit, in the EEA and the UK) and the remaining operations of the NWM Group comprise the businesses serving financial institutions and UK and European corporate customers, providing them with risk management, trading solutions and debt financing. These business operations are subject to further potential changes as a result of the UK's departure from the European Union.

The implementation of the UK ring-fencing regime has had a significant impact on NWM Plc with a reduction in its operational footprint, changes in Board composition, balance sheet composition, its cost-to-income and CET1 ratios, risk profile, its funding strategy, capital requirements and credit ratings. Accordingly, NWM Plc has been required to adapt its strategy, structure and business model and has adopted processes and structures for, among other things, financial reporting, risk management and corporate governance.    It has also implemented a shared services model with the ring-fenced entities for certain other services, the execution of which is subject to various internal and external factors and risks, including the implementation of the NWM Refocusing. See also, 'The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity.  This entails material execution, commercial and operational risks for the NWM Group' and 'The NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and the NWM Group may not ultimately result in a viable, competitive business'.   Moreover, the NWM Group has entered into Revenue Share Agreements with some entities within the RBS Group's ring-fenced sub-group (including NatWest Bank Plc, The Royal Bank of Scotland Plc and Ulster Bank Ireland DAC) as well as a non-ring-fenced entity (RBS International).  It has also entered into certain transfer pricing arrangements, a funded guarantee and revenue sharing agreements with NWM N.V. in relation to certain EEA customer transfers and Western European transfers.

Following the NWM Plc acquisition of RBS Holdings N.V. and its wholly-owned subsidiary, NatWest Markets N.V., these entities are now part of NWM Group, introducing additional risks, including in respect of: foreign exchange exposure, counterparty and borrower risk, Brexit risk (due to potential changes in regulatory approach following Brexit), operational and business risk.

There can be no certainty that the NWM Group will be a viable, competitive or profitable banking business.  See also, 'The NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and the NWM Group may not ultimately result in a viable, competitive business'.

The NWM Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly through its parent for the subscription to its internal MREL.
The NWM Group's funding plan currently anticipates that in 2020 the NWM Group will issue £3-5 billion in senior unsecured funding in order to meet its near-term debt re-financing and funding requirements, based on its current and anticipated business activities. The NWM Group is therefore reliant on frequent access to the global capital markets for funding, and on terms that are acceptable to it. Such access entails execution risk and could be impeded by a number of internal or external factors, including, those referred to below in 'The NWM Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets', 'Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the NWM Group' and 'Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries (including NWM Plc or NWM Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the NWM Group, reduce the NWM Group's liquidity position and increase the cost of funding'.

In addition, NWM Plc receives capital and funding from the RBS Group. NWM Plc has set target levels for different tiers of capital and for the internal minimum requirements for own funds and eligible liabilities ('MREL'), as percentages of its RWAs. The level of capital and funding required for NWM Plc to meet its internal targets is therefore a function of the level of RWAs and its leverage exposure in NWM Plc and this may vary over time.

NWM Plc's internal MREL comprises the regulatory value of capital instruments and loss-absorbing senior funding issued by NWM Plc to its parent, RBSG plc, in all cases with a residual maturity of at least one year. The Bank of England has identified that the preferred resolution strategy for RBS Group is as a single point of entry. As a result, only RBSG plc is able to issue Group MREL eligible liabilities to third-party investors, using the proceeds to fund the internal capital and MREL targets and/or requirements of its operating entities, including NWM Plc. NWM Plc is therefore dependent on RBSG plc to fund its internal capital targets and its ability to source appropriate funding at an RBSG plc level to support this. NWM Plc is also dependent on RBSG plc to continue to fund NWM Plc's internal MREL target over time and its ability to issue and maintain sufficient amounts of external MREL liabilities to support this.  In turn, NWM Plc is required to fund the internal capital and MREL requirements of its subsidiaries.

Any inability of the NWM Group to adequately access the capital markets, to manage its balance sheet in line with assumptions in its funding plans, or to issue internal capital and MREL, may adversely affect the NWM Group, such that the NWM Group may not constitute a viable banking business and/or NWM Plc or NWM N.V. may fail to meet their respective regulatory capital and/or MREL requirements (at present, NWM N.V. does not yet have its own MREL requirements).

NWM Plc and/or its regulated subsidiaries may not meet the prudential regulatory requirements for capital and MREL.
The NWM Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives the NWM Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European markets.

NWM Plc's 2020 target CET1 ratio is above 15% (on a solo (i.e. unconsolidated) basis).  This target CET1 ratio is based on regulatory requirements, internal modelling and risk appetite (including under stress).  NWM N.V.'s 2020 target CET1 ratio is above 15% on a consolidated basis. This target CET1 ratio is based on expected regulatory requirements, internal modelling and risk appetite (including under stress), taking into account the anticipated extent of transfers of EEA clients from NWM Plc and NWB Plc to NWM N.V. due to Brexit.

As at 31 December 2019, NWM Plc's CET1 ratio was 17.3%. NWM Plc's current capital strategy is based on the management of RWAs and other capital management initiatives (including the reduction of RWAs and the periodic payment of dividends to RBSG plc, NWM Plc's parent company).

Other factors that could influence the NWM Plc and NWM N.V.'s CET1 ratios include, amongst other things (see also, 'The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity.  This entails material execution, commercial and operational risks for the NWM Group'):

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a depletion of NWM Plc or NWM N.V.'s capital resources through losses (which would in turn impact retained earnings) and may result from revenue attrition or increased liabilities, sustained periods of low or lower interest rates, reduced asset values resulting in write-downs or reserve adjustments, impairments, changes in accounting policy, accounting charges or foreign exchange movements;

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a change in the quantum of NWM Plc's or NWM N.V.'s RWAs, stemming from exceeding target RWA levels, the implementation of the NWM Refocusing, regulatory adjustments (for example, from additional market risk backtesting exceptions) or foreign exchange movements.  An increase in RWAs would lead to a reduction in the CET1 ratio (and increase in the amount of internal MREL required for NWM Plc);

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changes in prudential regulatory requirements including the Total Capital Requirement for NWM Plc (as regulated by the PRA) or NWM N.V. (as regulated by the De Nederlandsche Bank ('DNB')), including Pillar 2 requirements and regulatory buffers (including the increased 2% countercyclical capital buffer for UK banks with effect from 16 December 2020), as well as any applicable scalars;

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further developments of prudential regulation (for example, the CCR2 and finalisation of Basel 3 standards), which will impact various areas including the approach to calculating credit risk, market risk, leverage ratio, capital floors and operational risk RWAs, as well as continued regulatory uncertainty on the details thereto;

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further losses (including as a result of extreme one-off incidents such as cyberattack, fraud or conduct issues) would deplete capital resources and place downward pressure on the CET1 ratio;

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the timing of planned liquidation, disposal and/or capital releases of capital optimisation activity or legacy entities owned by NWM Plc and NWM N.V.; or

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the risk in relation to an adverse market movement impacting the value of our SAR denominated shareholding in Saudi British Bank (SABB). NWM Plc acquired a 4.1% equity non-significant investment in SABB from NWM N.V. in June 2019 on completion of the merger of Alawwal bank with SABB.

NWM Plc has a Capital Support Deed, which facilitates capital support amongst the participating entities in the NWM Group.

Any capital management actions taken under a stress scenario may affect, among other things, the NWM Group's product offering, credit ratings, ability to operate its businesses and pursue its current strategies and strategic opportunities as well as negatively impacting investor confidence and the value of the NWM Group's securities. See also, 'NWM Plc and/or its regulated subsidiaries may not manage their capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options.' and 'The RBS Group (including the NWM Group entities) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the NWM Group entities' Eligible Liabilities'.

NWM Plc may not be able to adequately access sources of liquidity and funding.
The NWM Group is required to access sources of liquidity and funding through deposits and wholesale funding, including debt capital markets and trading liabilities such as repurchase agreements. As at 31 December 2019, the NWM Group held £5.8 billion in deposits from banks and customers. The level of deposits and wholesale funding may fluctuate due to factors outside the NWM Group's control.  These include loss of confidence (including in individual NWM Group entities or the UK banking sector or the banking sector as a whole) and increasing competitive pressures for bank funding or the reduction or cessation of deposits and other funding by foreign counterparties, which could result in a significant outflow of deposits or reduction in wholesale funding within a short period of time. See also, 'The NWM Group has significant exposure to counterparty and borrower risk'. An inability to grow, roll-over, or any material decrease in, the NWM Group's deposits, short-term wholesale funding and short-term liability financing  could, particularly if accompanied by one of the other factors described above, materially affect the NWM Group's ability to satisfy its liquidity needs.

The NWM Group engages from time to time in "fee based borrow" transactions whereby collateral (such as government bonds) is borrowed from counterparties on an unsecured basis in return for a fee. This borrowed collateral may be used by the NWM Group to finance parts of its balance sheet, either in its repo financing business, derivatives portfolio or more generally across its balance sheet. If such "fee based borrow" transactions are unwound whilst used to support the financing of parts of the NWM Group balance sheet, then unsecured funding from other sources would be required to replace such financing. There is a risk that the NWM Group is unable to replace such financing on acceptable terms or at all, which could adversely affect its liquidity position and have a material adverse effect on the NWM Group's financial condition and results of operations. In addition, because the "fee base borrow" transactions are conducted off-balance sheet (due to the collateral being borrowed) investors may find it more difficult to gauge the NWM Group's creditworthiness, which may be affected  if these transactions were to be unwound in a stress scenario, and any lack of or perceived lack of creditworthiness may adversely affect the NWM Group.

As at 31 December 2019, the NWM Group reported a liquidity coverage ratio of 254%. If its liquidity position were to come under stress and if the NWM Group is unable to raise funds through deposits or wholesale funding sources on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand, buy back requests, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The NWM Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. This could also lead to higher funding costs.  In a time of reduced liquidity, or market stress, the NWM Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect the NWM Group's results.

The NWM Group independently manages liquidity risk on a stand-alone basis, including through holding its own liquidity portfolio. It has restricted access to liquidity or funding from other RBS Group entities. As a result, NWM Plc's liquidity position could be adversely affected, which may require unencumbered assets to be liquidated or may result in higher funding costs which may adversely impact the NWM Group's margins and profitability. NWM Plc's management of its own liquidity portfolio and the new structure of capital support are subject to operational and execution risk, as NWM Plc is now required to meet its own liquidity and capital requirements.

NWM Plc and/or its regulated subsidiaries may not manage their capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options.
Under the EU Bank Recovery and Resolution Directive ('BRRD'), as implemented in the UK,  the NWM Group must maintain a recovery plan acceptable to its regulator, such that a breach of NWM Plc's applicable capital or leverage or liquidity requirements would trigger consideration of NWM Plc's recovery plan, and in turn may prompt consideration of the RBS Group's recovery plan. If, under stressed conditions, the capital or leverage ratio were to decline, there are a range of recovery management actions (focused on risk reduction and mitigation) that NWM Plc could undertake that may or may not be sufficient to restore adequate capital and leverage ratios.  Additional management options relating to existing capital issuances, asset or business disposals, capital payments and dividends from NWM Plc to its parent, could also be undertaken to support NWM Plc's capital and leverage requirements.  The RBS Group may also address a shortage of capital in NWM Plc by providing parental support to NWM Plc, subject to evidence that the conditions set out in Article 23 of the BRRD have been met. The RBS Group's (and NWM Plc's) regulator may also request that the NWM Group carry out additional capital management actions. The Bank of England has identified single point-of-entry as the preferred resolution strategy for RBS Group. However, under certain conditions set forth in the BRRD, as the UK resolution authority, the Bank of England also has the power to execute the 'bail-in' of certain securities of the NWM Group without further action at the RBS Group level.

Any capital management actions taken under a stress scenario may affect, among other things, the NWM Group's product offering, credit ratings, ability to operate its businesses and pursue its current strategies and strategic opportunities as well as negatively impacting investor confidence and the value of the NWM Group's securities. See also, 'The RBS Group (including the NWM Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the NWM Group entities' Eligible Liabilities'.  In addition, if NWM Plc or NWM N.V.'s liquidity position were to be adversely affected, this may require unencumbered assets to be liquidated or may result in higher funding costs which may adversely impact the NWM Group's operating performance.

Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries (including NWM Plc or NWM Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the NWM Group, reduce the NWM Group's liquidity position and increase the cost of funding.
Rating agencies regularly review RBSG plc, NWM Plc and other RBS Group entity credit ratings, which could be negatively affected by a number of factors that can change over time including, the credit rating agency's assessment of the NWM Group's strategy and management's capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which the NWM Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to the NWM Group's legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in the NWM Group's key markets (including the impact of Brexit and any further Scottish independence referendum); any reduction of the UK's sovereign credit rating and market uncertainty.  See also, 'The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity.  This entails material execution, commercial and operational risks for the NWM Group'.

In addition, credit ratings agencies are increasingly taking into account environmental, social and governance ("ESG") factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of RBSG plc, NWM Plc or of certain other RBS Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets' perception of NWM Group's financial resilience could significantly affect the NWM Group's access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the NWM Group's (and, in particular, NWM Plc's) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with the NWM Group (and, in particular, NWM Plc).  This could in turn adversely impact its competitive position and threaten the prospects of the NWM Group in the short to medium-term.

The NWM Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The markets in which the NWM Group operates are highly competitive, and competition may intensify in response to evolving customer behaviour, technological changes, competitor behaviour, new entrants to the market, industry trends resulting in increased disaggregation or unbundling of financial services, the impact of regulatory actions and other factors. Innovations such as biometrics, artificial intelligence, the cloud, blockchain, and quantum computing may also rapidly facilitate industry transformation.

Increasingly many of the products and services offered by the NWM Group are, and will become, technology intensive and the NWM Group's ability to develop such services and comply with related regulatory changes has become increasingly important to retaining and growing the NWM Group's client businesses across its geographical footprint. There can be no certainty that the NWM Group's innovation strategy (which includes investment in its IT capability intended to improve its core infrastructure and client interface capabilities as well as investments and partnerships with third party technology providers) will be successful or that it will allow the NWM Group to continue to grow such services in the future.

In addition, certain of the NWM Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their clients.  Furthermore, these competitors may be better able to attract and retain clients and key employees and may have access to lower cost funding and/or be able to attract deposits or provide investment banking services on more favourable terms than the NWM Group. Although the NWM Group invests in new technologies and participates in industry and research-led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the NWM Group's focus on its cost savings targets.  This may limit additional investment in areas such as financial innovation and therefore could affect the NWM Group's offering of innovative products or technologies for delivering products or services to clients and its competitive position. The NWM Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands. The development of innovative products depends on the NWM Group's ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If the NWM Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth. In this context, the NWM Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the NWM Group's current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the NWM Group.

In addition, recent and future disposals and restructurings by the NWM Group, the implementation of the NWM Refocusing and the RBS Group's Purpose-led Strategy (including its climate ambition), cost-reduction measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the NWM Group's core markets could affect the NWM Group's ability to provide satisfactory returns. See also, 'The NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and the NWM Group may not ultimately result in a viable, competitive business'.  Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to the RBS Group's strategic initiatives.  Furthermore, continued consolidation in certain sectors of the financial services industry could result in the NWM Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

The NWM Group may be adversely affected if the RBS Group fails to meet the requirements of regulatory stress tests.
The RBS Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG plc, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that RBS Group and/or NWM Group may need to take action to strengthen their capital positions.

Failure by the RBS Group to meet its quantitative and qualitative requirements of the stress tests set forth by its UK regulators or those elsewhere may result in: the RBS Group's regulators requiring the RBS Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions and/or loss of investor confidence.

The NWM Group has significant exposure to counterparty and borrower risk.
NWM N.V., which NWM plc acquired in late 2019, has a portfolio of loans and loan commitments to Western European corporate customers. Through the NWM N.V. business and the NWM Group's other activities, the NWM Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the NWM Group's businesses. These are particularly relevant for those businesses for which the concentration of client income is heavily weighted towards a specific geographic region, industry or client base. The NWM Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality such that, under SICR ('significant increases in credit risk') rules, it moves to Stage 2 for impairment calculation purposes. Credit risk may arise from a variety of business activities, including, but not limited to: extending credit to clients through various lending commitments; entering into swap or other derivative contracts under which counterparties have obligations to make payments to the NWM Group (including un-collateralised derivatives); providing short or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; posting margin and/or collateral and other commitments to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; and investing and trading in securities and loan pools, whereby the value of these assets may fluctuate based on realised or expected defaults on the underlying obligations or loans.  See also, 'Capital and risk management - Credit Risk'. Any negative developments in the activities listed above may negatively impact the NWM Group's clients and credit exposures, which may, in turn, adversely impact the NWM Group's profitability.

The credit quality of the NWM Group's borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and Europe in general, and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently adversely impact the NWM Group's ability to enforce contractual security rights. See also, 'The NWM Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets'.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the NWM Group.   In addition, the value of collateral may be correlated with the probability of default by the relevant counterparty ('wrong way risk'), which would increase NWM Group's potential loss.  This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the NWM Group interacts on a daily basis. See also, 'The NWM Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly through its parent for the subscription to its internal MREL'.

As a result of the above, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the NWM Group and an inability to engage in routine funding transactions.

The NWM Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets).  Due to the NWM Group's exposure to the financial industry, it also has exposure to shadow banking entities (ie, entities which carry out banking activities outside a regulated framework).  Recently, there has been increasing regulatory focus on shadow banking.  In particular, the European Banking Authority Guidelines (EBA/GL/2015/20) require NWM Group to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect such exposure.  If the NWM Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect the financial condition and prospects of the NWM Group.

The NWM Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of the NWM Group's business, strategy and capital requirements, the NWM Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the RBS Group's mandated stress testing). In addition, the NWM Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. The NWM Group's models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature. Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the NWM Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the NWM Group's current business model or operations, or findings of deficiencies by the RBS Group (and in particular, the NWM Group's) regulators (including as part of the RBS Group's mandated stress testing) may result in increased capital requirements or require management action.  The NWM Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

The NWM Group's financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgments, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the NWM Group's results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in 'Critical accounting policies and key sources of estimation uncertainty' on page 87. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the NWM Group are discussed in 'Accounting developments' on page 87.

Changes in accounting standards may materially impact NWM Group's financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the NWM Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also significantly impact the financial results, condition and prospects of the NWM Group.

The NWM Group's trading assets amounted to £76.5 billion as at 31 December 2019. The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the NWM Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the NWM Group's internal valuation models require the NWM Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Any of these factors could require the NWM Group to recognise fair value losses, which may have an adverse effect on the NWM Group's income generation and financial position.

With effect from 1 January 2019, the NWM Group adopted IFRS 16 Leases, as disclosed in the Accounting Policies. This increased Other assets by £56 million and Other liabilities by £62 million. While adoption of this standard has had no effect on the NWM Group's cash flows, it has impacted financial ratios, which may influence investors' perception of the financial condition of the NWM Group.

The RBS Group (including the NWM Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the NWM Group entities' Eligible Liabilities.
The Banking Act 2009, as amended ('Banking Act'), implemented the BRRD in the UK and created a special resolution regime ('SRR'). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities ('Eligible Liabilities'); and (v) temporary public ownership of the relevant entity.  These tools may be applied to RBSG plc as the parent company or to the NWM Group, as an affiliate, where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.  Similar powers may also be exercised with respect to NWM N.V. in the Netherlands by the relevant Dutch regulatory authorities.

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act (which provides that creditors' losses in resolution should not exceed those that would have been realised in an insolvency of the relevant institution) may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act including the determination of actions undertaken in relation to the ordinary shares and other securities issued by RBS Group (including the NWM Group) and may depend on factors outside of the NWM Group's control. Moreover, the relevant provisions of the Banking Act remain untested in practice.

If the NWM Group (or any other RBS Group entity) is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of the NWM Group's Eligible Liabilities that fall within the scope of resolution regime powers.  This may result in various actions being undertaken in relation to the NWM Group and any Eligible Liabilities of the NWM Group, including write-down, conversion, transfer or modification which may adversely affect the financial results, condition and prospects of the NWM Group.

The RBS Group is subject to Bank of England oversight in respect of resolution, and the RBS Group could be adversely affected should the Bank of England deem the RBS Group's preparations to be inadequate.
The RBS Group is subject to regulatory oversight by the Bank of England, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report.  The initial report is due to be submitted to the PRA on 2 October 2020 and the Bank of England's assessment of RBS Group's preparations is scheduled to be released on 11 June 2021.

The RBS Group has dedicated significant resources towards the preparation of the RBS Group for a potential resolution scenario.  However, if the assessment reveals that the RBS Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements by 1 January 2022, the RBS Group may be required to take action to enhance its preparations to be resolvable, resulting in additional cost and the dedication of additional resources.  Such actions may adversely affect the RBS Group and/or the NWM Group, resulting in restrictions on maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL.  This may also result in reputational damage and/or loss of investor confidence.

Operational and IT resilience risk
The NWM Group is subject to increasingly sophisticated and frequent cyberattacks.
The NWM Group is experiencing an increase in cyberattacks across both the entire NWM Group and against the NWM Group's supply chain, reinforcing the importance of due diligence and close working with the third parties on which the NWM Group relies. The NWM Group is reliant on technology, against which there is a constantly evolving series of attacks, that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, the NWM Group is required to continue to invest in additional capability designed to defend against emerging threats. In 2019, the NWM Group was subjected to a small number of Distributed Denial of Service ('DDOS') attacks, which are a pervasive and significant threat to the global financial services industry.  The focus is to mitigate the impact of the attacks and sustain availability of services for NWM Group's customers.  The NWM Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the NWM Group's IT systems, and to exploit vulnerabilities. The NWM Group has information and cyber security controls in place, which are subject to review on a continuing basis, but given the nature of the threat, there can be no assurance that such measures will prevent all attacks in the future.  See also, 'The NWM Group's operations are highly dependent on its complex IT systems, and any IT failure could adversely affect the NWM Group'.

Any failure in the NWM Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for clients and credit monitoring), result in regulatory investigations or sanctions being imposed or may affect the NWM Group's ability to retain and attract clients. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the NWM Group's systems to disclose sensitive information in order to gain access to the NWM Group's data or that of the NWM Group's clients or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of the NWM Group's employees or third parties, including third party providers, or may result from accidental technological failure.

The NWM Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event.  Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact the NWM Group.  Due to the NWM Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material adverse impact on the NWM Group.

In accordance with the General Data Protection Regulation ('GDPR'), the NWM Group is required to ensure it implements timely appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to data of the NWM Group, its clients and its employees. In order to meet this requirement, the NWM Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the NWM Group interacts.  A failure to monitor and manage data in accordance with the GDPR requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.  In addition, whilst the NWM Group takes measures to prevent, detect and minimise attacks, the NWM Group's systems, and those of third party providers, are subject to frequent cyberattacks.

The NWM Group operations and strategy are highly dependent on the effective use and accuracy of data.
The NWM Group relies on the effective use of accurate data to support and improve its operations and deliver its strategy. Failure to produce underlying high quality data and/or the ineffective use of such data could result in a failure to satisfy its customers' expectations including by delivering innovative products and services. This could place NWM Group at a competitive disadvantage, inhibit its efforts to reduce costs and improve its systems, controls and processes, and result in a failure to deliver the NWM Group's strategy. The use of unethical or inappropriate data and/or non-compliance with customer data and privacy protection could give rise to conduct and litigation risks and could also increase the risk of an operational event or losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

Operational risks are inherent in the NWM Group's businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. The NWM Group operates in many countries, offering a diverse range of products and services supported by 5,000 employees as at 31 December 2019; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors (including financial crime). These risks are also present when the NWM Group relies on third-party suppliers or vendors to provide services to it or its clients, as is increasingly the case as the NWM Group outsources certain functions, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of the NWM Refocusing and the RBS Group's Purpose-led Strategy, the NWM Group's current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) and in particular the legal and regulatory uncertainty resulting therefrom. This may place significant pressure on the NWM Group's ability to maintain effective internal controls and governance frameworks. The NWM Group is also dependent on the RBS Group for certain shared critical services, including property, financial accounting, regulatory reporting and certain administrative and legal services, the cost for which are determined by RBS Group and which may increase from time to time. A failure to adequately supply these services may result in increased costs or other liabilities to the NWM Group should the NWM Group have to increase its capacity to provide these services internally or by outsourcing to third parties for these services. Because the NWM Group utilises certain services provided by the RBS Group, changes in the cost of these services may adversely impact the NWM Group's results of operations. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting client business. Although the NWM Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by the NWM Group.  Ineffective management of such risks could adversely affect the NWM Group.  See also, 'The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity.  This entails material execution, commercial and operational risks for the NWM Group' and 'The RBS Group has announced a new Purpose-led Strategy which will further influence the NWM Refocusing and the go-forward strategy of the NWM Group'.

The NWM Group's operations are highly dependent on its complex IT systems, and any IT failure could adversely affect the NWM Group.
The NWM Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the NWM Group's transactional and payment systems, financial crime and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems (some of which are owned and operated by RBSG plc or third parties), is critical to the NWM Group's operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to the NWM Group's ability to provide services to its clients, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations. In particular, such issues could cause long-term damage to the NWM Group's reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain clients. This risk is heightened as the NWM Group outsources certain functions and continues to innovate and offer new digital solutions to its clients as a result of the trend towards online and digital product offerings.

In 2019, the NWM Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms).  As part of the NWM Refocusing, the NWM Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost challenges or otherwise, this could negatively affect the NWM Group's operations, its reputation and ability to retain or grow its client business or adversely impact its competitive position, thereby negatively impacting the NWM Group's financial position.  See also, 'The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity. This entails material execution, commercial and operational risks for the NWM Group'.

The NWM Group relies on attracting, retaining, developing and remunerating senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.
The NWM Group's current and future success depends on its ability to attract, retain, develop and remunerate highly skilled and qualified personnel, including senior management, directors, market trading specialists and key employees, in a highly competitive labour market, in an era of strategic change (including a recent change in executive management) and under internal cost reduction pressures. This entails risk, particularly in light of the implementation of the NWM Refocusing, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the RBS Group, which may have an adverse effect on the NWM Group's ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Some of the NWM Group's employees are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the NWM Group in maintaining good employee relations. Any breakdown of these relationships could affect the NWM Group's business, reputation and results of operations.

A failure in the NWM Group's risk management framework could adversely affect the NWM Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of the NWM Group's activities and includes the definition and monitoring of the NWM Group's risk appetite and reporting on the NWM Group's risk exposure and the potential impact thereof on the NWM Group's financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact the NWM Group's reputation or its relationship with its regulators, clients, shareholders or other stakeholders.

The NWM Group's operations are inherently exposed to conduct risks. These include business decisions, actions or reward mechanisms that are not responsive to or aligned with the NWM Group's regulatory obligations, client needs or do not reflect the NWM Group's customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The NWM Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the NWM Group.

As part of the NWM Refocusing, the NWM Group is seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the NWM Group from future instances of misconduct and no assurance can be given that the NWM Group's strategy and control framework will be effective. See also, 'The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity.  This entails material execution, commercial and operational risks for the NWM Group'.  Any failure in the NWM Group's risk management framework could negatively affect the NWM Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its clients, employees and wider stakeholders.

The NWM Group's operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of the NWM Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to the NWM Refocusing and related targets, due to any events, behaviour, action or inaction by the NWM Group, its employees or those with whom the NWM Group is associated. This includes brand damage, which may be detrimental to the NWM Group's business, including its ability to build or sustain business relationships with clients, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the NWM Group's ability to attract and retain clients. In particular, the NWM Group's ability to attract and retain clients may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the NWM Group or any other member of the RBS Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the NWM Group's financial performance, IT systems failures or cyberattacks, data breaches, financial crime, the level of direct and indirect government support for RBSG plc, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.    See also, 'The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity.  This entails material execution, commercial and operational risks for the NWM Group'.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although the NWM Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers and clients, transactions, products and issues which represent a reputational risk, the NWM Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Economic and political risk
The NWM Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets.
In the UK, significant economic and political uncertainty continues to surround the terms of Brexit and now also the future relationship between the UK and the EU (See also, 'Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the NWM Group.') and may adversely affect the NWM Group.

The RBS Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any further Scottish independence referendum or the next Scottish Parliament elections in May 2021) may impact the NWM Group. RBSG plc and a number of other RBS Group entities (including NWM Plc) are headquartered and/or incorporated in Scotland. Any changes to Scotland's relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries operate, and may require further changes to the RBS Group (including the NWM Group's structure), independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact the NWM Group.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the NWM Group's businesses and its clients and counterparties, thereby affecting its financial performance.

The value of the NWM Group's financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of the NWM Group's financial instruments, particularly during periods of market displacement which could cause a decline in the value of the NWM Group's financial instruments.  This may have an adverse effect on the NWM Group's results of operations in future periods, or inaccurate carrying values for certain financial instruments. Similarly, the NWM Group trades a considerable amount of financial instruments (including derivatives) and volatile market conditions could result in a significant decline in the NWM Group's net trading income or result in a trading loss.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing the NWM Group's counterparty risk. The NWM Group's risk management and monitoring processes seek to quantify and mitigate the NWM Group's exposure to more extreme market moves. However, severe market events have historically been difficult to predict and the NWM Group could realise significant losses if extreme market events were to occur.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, the conflicts or tensions in the Middle East or Asia, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the NWM Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact the NWM Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the NWM Group's clients and their banking needs).

In addition, the NWM Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises (including the recent coronavirus outbreak, the impact of which will depend on future developments, which are highly uncertain and cannot be predicted), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the NWM Group, including as a result of the indirect effect on regional or global trade and/or the NWM Group's customers.

Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the NWM Group.
Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017 and the ratification of the withdrawal agreement by the UK government and the EU (through the Council of Ministers), the UK ceased to be a member of the EU and the European Economic Area ('EEA') on 31 January 2020 ('Brexit') and entered a transition period, currently due to expire on 31 December 2020. During this transition period, the UK retains the benefits of membership of the EU's internal market and the customs union, but loses its representation in the EU's institutions and its role in EU decision-making.

The UK and EU are currently seeking to determine the terms of their future relationship by the end of the transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty. If the UK and EU do not agree a new comprehensive trade agreement by the end of the transition period and the transition period is not extended, then, subject to separate agreements being made with third countries,  the UK would be expected to operate on basic World Trade Organization terms, the outcome of which for the RBS Group would be similar in certain respects to a 'no-deal' Brexit and which may result in, amongst others, loss of access to the EU single market for goods and services, the imposition of import duties and controls on trade between the UK and the EU and related trade disruption.

The direct and indirect effects of the UK's exit from the EU and the EEA are expected to affect many aspects of the NWM Group's business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also 'The NWM Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets'. As a result of such anticipated effects, the NWM Group and the RBS Group has engaged in significant and costly Brexit planning and contingency planning and expects to continue to do so.  The direct and indirect effects of the UK's exit from the EU and the EEA may also impede the NWM Group's ability to deliver the NWM Refocusing. See also, 'The RBS Group has announced a new strategy that will require changes in the NWM Group's business, including reductions in capital allocated to the NWM Group, its cost base and complexity.  This entails material execution, commercial and operational risks for the NWM Group' and 'The NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and the NWM Group may not ultimately result in a viable, competitive business'.

The longer term effects of Brexit on the NWM Group's operating environment depend significantly on the terms of the ongoing relationship between the UK and EU. They are difficult to predict, and are subject to wider global macro-economic trends and events, but may significantly impact the NWM Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in the ROI, the rest of Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the NWM Group and its subsidiaries will operate once the transition period has ended.  The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the NWM Group's non-UK operations and/or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the NWM Group's profitability, competitive position, business model and product offering.

The RBS Group has obtained the requisite regulatory permissions (including third country licence branch approvals and access to TARGET2 clearing and settlement mechanisms) it currently considers are required for continuity of business as a result of the UK's departure from the EU.  These are required in order to maintain the ability to clear euro payments and to serve non-UK EEA customers if there is a loss of access to the European Single Market.  These changes to the NWM Group's operating model have been costly and may require further changes to its business operations, product offering and customer engagement. The regulatory permissions from the Dutch and German authorities are conditional in nature and will require on-going compliance with certain conditions, including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward; such conditions may be subject to change in the future. Maintaining these permissions and the RBS Group's access to the euro payment infrastructure will be fundamental to its business going forward and further changes to NWM Group's business operations may be required.

The NWM Group expects to face significant risks in connection with climate change and the transition to a low carbon economy.
The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus both in the UK, the Netherlands and internationally. Embedding climate risk into the NWM Group's risk framework, and adapting the NWM Group's operations and business strategy to address the physical risks of climate change and the risk associated with a transition to a low carbon economy in line with the RBS Group's Purpose-led Strategy and ambition to reduce the climate impact of its financing activities and evolving regulatory requirements and market expectations is expected to have a significant impact on the NWM Group.

Multilateral agreements, in particular the 2015 Paris Agreement, and subsequent UK and Scottish Government commitments to achieving net zero carbon emissions by 2050 and 2045, respectively, as well as proposals stemming from the EU Sustainable Finance Action plan, will require widespread levels of adjustment across all sectors of the UK economy and markets in which the NWM Group operates including the European Union. Some sectors such as property, energy, infrastructure (including transport) and agriculture are expected to be particularly impacted. The nature and timing of the far-reaching commercial, technological, policy and regulatory changes that this transition will entail remain uncertain. The UK and Dutch Governments and regulators, including the PRA, NWM's UK prudential regulator, have indicated it is a priority issue. The impact of such regulatory, policy, commercial and technological changes is expected to be highly significant and may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently.

Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. Recent data indicates that global carbon emissions are continuing to increase. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates.

See also, 'The RBS Group's Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group (including the NWM Group) over the next ten years', 'The NWM Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the NWM Group' and 'Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries (including NWM Plc or NWM Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the NWM Group, reduce the NWM Group's liquidity position and increase the cost of funding.'

If the NWM Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial, transition and physical risks it faces associated with climate change, or if the RBS Group or the NWM Group fail to implement the RBS Group's new strategy on climate change and adapt its business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the NWM Group's level of business growth, its competitiveness, profitability, prudential capital requirements, ESG ratings, credit ratings, cost of funding, reputation, results of operation and financial condition.

Changes in interest rates have affected and will continue to affect the NWM Group's business and results.
Interest rate risk exists for the NWM Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the direction of interest rates and pace of change (as set by the Bank of England and other major central banks) as well as the general UK political climate. Further decreases in interest rates and/or continued sustained low or negative interest rates could adversely affect the NWM Group's profitability and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the interest rate margin realised between lending and borrowing costs.

Conversely, while increases in interest rates may support NWM Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment and adverse changes to levels of inflation.

Changes in foreign currency exchange rates may affect the NWM Group's results and financial position.
As part of the RBS Group's strategy, the NWM Group has become the markets business for the RBS Group, and is engaged principally in providing financing, risk management and trading solutions to global customers across Europe, the USA and Asia. The NWM Group entities issue instruments in foreign currencies that assist in meeting their respective capital and/or MREL requirements. In addition, NWM Plc's acquisition of NWM N.V. from RBS Group increased NWM Plc's exposure to euro movements.  NWM N.V. holds a significant loan portfolio denominated in euros (see also, 'Capital and risk management - Credit Risk').  In its day-to-day operations, the NWM Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, can adversely affect the value of assets, liabilities (including the total amount of MREL-eligible instruments), income, RWAs, capital base and expenses and the reported earnings of NWM Plc's UK and non-UK subsidiaries and may affect the NWM Group's reported consolidated financial condition, capital ratios or its income from foreign exchange dealing.

Decisions of major central banks (including by the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events (including in respect of Brexit and the general UK political climate), which are outside of the NWM Group's control, may lead to sharp and sudden variations in foreign exchange rates.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group and the NWM Group is controlled by the RBSG Group.
In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG plc and to carry out a programme of sales of RBSG plc ordinary shares with the objective of selling all of its remaining shares in RBSG plc by 2023-2024. On 6 February 2019, RBSG plc obtained shareholder approval to participate in certain directed share buyback activities. As of 31 December 2019, the UK Government held 62.1% of the issued ordinary share capital of RBSG plc. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs.

UK Government Investments Limited ('UKGI') manages HM Treasury's shareholder relationship with the RBSG plc and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the NWM Group) will continue to have its own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKGI's position as manager of this shareholding) means that HM Treasury or UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group's (including the NWM Group's) capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group's (including the NWM Group's) operations, and HM Treasury or UKGI's approach depends on government policy, which could change, including as a result of a general election. The exertion of such influence over RBS Group could in turn have an adverse effect on the governance or business strategy of the NWM Group.

In addition, as a wholly-owned subsidiary of RBSG plc, RBSG plc controls the NWM Group's board of directors, corporate policies and strategic direction. The interests of RBSG plc as an equity holder and as the NWM Group's parent may differ from the interests of the NWM Group or of potential investors in the NWM Group's securities.

Legal, regulatory and conduct risk
The NWM Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the NWM Group.
The NWM Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks. The NWM Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of 'investment services and activities', enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.  This has resulted in the NWM Group facing greater regulation and scrutiny in the UK, the US, the EU and other countries in which it operates.

In addition, there is significant oversight by competition authorities of the markets which the NWM Group operates in. The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. In particular, the NWM Group is required to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Serious consequences could arise should the NWM Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the NWM Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the NWM Group's authorisations and licences, the products and services that the NWM Group may offer, its reputation and the value of its assets, the NWM Group's operations or legal entity structure, and the manner in which the NWM Group conducts its business. Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the NWM Group include, but are not limited to, those set out above as well as the following:

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general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the NWM Group operates;

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amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the NWM Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;

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changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD, or MREL;

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rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;

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the imposition of additional restrictions on the NWM Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

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rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

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changes to corporate practice and disclosure governance requirements, senior manager responsibility, corporate structures and conduct of business rules;

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financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;

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new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;

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the introduction of, and changes to, taxes, levies or fees applicable to the NWM Group's operations, such as the imposition of a financial transaction tax, changes in the scope and administration of the Bank Levy, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

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laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and

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other requirements or policies affecting the NWM Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

To support the UK's goal of Net Zero by 2050, the UK and Scottish governments and UK and international regulators, such as the PRA and European Commission, are actively seeking to develop new and existing regulations directly and indirectly focussed on climate change and the associated financial risks. Regulatory and policy developments, may have a significant impact on the markets in which the NWM Group operates, and its associated credit, market and financial risk profile.

In a Joint Declaration on Climate Change published in July 2019, the PRA, FCA, Financial Reporting Council and The Pensions Regulator set out their commitment to working collaboratively to address the risks of climate change.  In October 2019, the RBS Group submitted its initial plan to meet the PRA's supervisory expectations in its supervisory statement (SS 3/19) which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). In addition, The Bank of England announced in December 2019 that it will use the 2021 biennial exploratory scenario (BES) to stress banks on certain climate scenarios to test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change.  The prudential regulation of climate risk will be an important driver in how the RBS Group otherwise decides how it allocates capital and further develop its risk appetite for financing certain types of activity or engaging with counterparties that do not align to a transition to a net zero economy.

The FCA have also announced that climate change and green finance will be priorities with a focus on disclosure, integrating climate change into decision-making and consumers' access to green financial services. The NWM Group also recognises various legislative actions and proposals by, among others, the European Commission's Action Plan on Sustainable Finance which include a taxonomy on sustainable finance. Many of these legislative and regulatory initiatives, and especially the EU taxonomy, are focused on developing standardised definitions for the green and sustainable criteria of assets and liabilities, which could change over time and impact the NWM Group's recognition of its climate financing activity and lead to reputational and conduct risk on its own sustainable financing activity.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the NWM Group to comply with such laws, rules and regulations, may adversely affect the NWM Group's business, financial condition and results. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the NWM Group's ability to engage in effective business, capital and risk management planning.

The NWM Group is subject to a number of legal, regulatory and governmental actions and investigations as well as associated remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the NWM Group.
The NWM Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The NWM Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions
The NWM Group is subject to a number of ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. See also, 'Litigation, investigations and reviews' of Note 28 on the consolidated accounts on pages 133 to 136 for details of these matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the NWM Group's expectations for resolution may change.

NWM Group companies are currently responding to a criminal investigation by the United States Attorney for the District of Connecticut (USAO) and the United States Department of Justice (DoJ), concerning securities trading in 2018 by certain former traders of NWM Plc, involving alleged spoofing. The trading activity occurred during the term of the non-prosecution agreement (NPA) that NWMSI entered into with the USAO in October 2017 in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. Under the NPA, non-prosecution was conditioned on NWMSI and affiliated companies not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.  See also, 'Litigation, investigations and reviews' of Note 28 to the consolidated accounts for details of these matters.
The duration and outcome of the criminal investigation into alleged spoofing, which may include the extension, modification, or deemed violation of the NPA, remain uncertain. No settlement may be reached and further substantial additional provisions and costs may be recognised. Any finding of criminal liability by US authorities as to NWM Plc, NWMSI, or an affiliate (including as a result of pleading guilty), as to either the alleged spoofing or the conduct underlying the NPA, could have material collateral consequences for NWM Group's business. These may include consequences resulting from the need to reapply for various important licenses or obtain waivers to conduct certain existing activities of the NWM Group, particularly but not solely in the US, which may take a significant period of time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact the NWM Group's business, in particular in the US, including if it results in the NWM Group being precluded from carrying out certain activities.
Adverse outcomes or resolution of current or future legal or regulatory actions and associated remedial undertakings could result in restrictions or limitations on the NWM Group's operations, and could adversely impact the NWM Group's capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the NWM Group to its regulators may result in additional measures or penalties being taken against the NWM Group.

The NWM Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving a transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk free rates (RFRs). In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as has the CFTC and other regulators in the US. The NWM Group has a significant exposure to IBORs, and continues to reference it in certain products, primarily its derivatives and legacy securities. Although the NWM Group is actively engaged with customers and industry working groups to manage the risks relating to such exposure, and is exploring ways to utilise RFRs to the extent possible, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for, until such time that RFRs are utilised exclusively, and there is market acceptance on the form of alternative RFRs for different products, and certain IBOR obligations may not be able to be changed. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the NWM Group, its clients and the financial services industry more widely.  Following an analysis of the NWM Group's IBOR-linked financial products and instruments, the NWM Group has identified the following risks: legal risks (as changes will be required to documentation for new and the majority of existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the NWM Group's cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which include communication regarding the potential impact on customers, and engagement with customers during the transition period).

It is therefore currently difficult to determine to what extent the changes will affect the NWM Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, alternative reference rates or other reforms including the potential continuation of the publication of LIBOR may adversely affect financial instruments using LIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of such financial instruments and could have an adverse effect on the value of, return on and trading market for certain financial instruments and on the NWM Group's profitability. There is also the risk of an adverse effect to reported performance arising from the transition rules established by accounting bodies, as certain rules (as proposed by the IASB) are still to be finalised.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the NWM Group.
In accordance with IFRS (as adopted by the European Union), the NWM Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £75 million as at 31 December 2019.  Changes to the treatment of certain deferred tax assets may impact the NWM Group's capital position. In addition, the NWM Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 February 2020

NATWEST MARKETS Plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary